Exhibit 99.3

Consent of Independent Auditors

We consent to the incorporation by reference in the following Registration Statements:

(1)         Registration Statement (Form S-8 No. 333-204490) of Sundance Energy Australia Limited pertaining to the Sundance Energy Employee Option Plan and Sundance Energy Australia Limited Long Term Incentive Plan,

(2)         Registration Statement (Form F-3 No. 333-216220) of Sundance Energy Australia Limited pertaining to the Registration Statement of a Foreign Private Issuer, and

(3)         Registration Statement (Form F-3 No. 333-224583) of Sundance Energy Australia Limited pertaining to the Registration Statement of a Foreign Private Issuer;

of our report dated May 2, 2018, with respect to the statements of revenues and direct operating expenses of the Eagle Ford Properties included in this Report of Foreign Private Issuer (Form 6-K) of Sundance Energy Australia Limited for the years ended December 31, 2017 and 2016.

/s/ Ernst & Young LLP

Dallas, Texas
May 2, 2018